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June 11, 2013

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Nicholas P. Panos

Re:	Pan American Goldfields Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed May 31, 2013 by Vortex Capital Asset Management Ltd. et al. (“Vortex”)
File No. 000-23561

Dear Mr. Panos:

In response to verbal comments from the Staff received on June 11, 2013, Vortex has confirmed to us that it or its proxy solicitor will include a copy of its definitive proxy statement filed with the Commission with any form of proxy provided to stockholders in compliance with Rule 14a-4(f) of the Securities Exchange Act of 1934, as amended.

Very truly yours, /s/ Steve Wolosky Steve Wolosky

cc:           Balbir Bindra

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